UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October, 2023

Commission file number: 001-41788

Lithium Americas Corp.

(Translation of Registrant’s name into English)

400-900 West Hastings Street,

Vancouver, British Columbia,

Canada V6C 1E5

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

EXHIBIT INDEX

Exhibit	Description

99.1	Audited Financial Statements for the period from incorporation on January 23, 2023 to June 30, 2023

99.2	Unaudited Carve-Out Interim Financial Statements for the six months ended June 30, 2023

99.3	Management’s Discussion and Analysis for the six months ended June 30, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lithium Americas Corp.
(Registrant)

By:	/s/ Jonathan Evans
Name:	Jonathan Evans
Title:	Chief Executive Officer

Dated: October 4, 2023